

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2017

James V. Caruso
President and Chief Executive Officer
Cellectar Biosciences, Inc.
3301 Agriculture Drive
Madison, WI 53716

   Re: Cellectar Biosciences, Inc.
    Registration Statement on Form S-3
    Filed June 5, 2017
    File No. 333-218514

Dear Mr. Caruso:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Christine Westbrook at (202) 551-5019 with any questions.

             Division of Corporation Finance
             Office of Healthcare and
             Insurance

cc: Gregory Lynch, Esq.